Exhibit 99.2

707 Cayman Holdings Limited

(incorporated in the Cayman Islands with limited liability) (NASDAQ: JEM)

5/F., AIA Financial Centre

712 Prince Edward Road East

San Po Kong, Kowloon

Hong Kong

December 9, 2025

Dear Shareholders:

You are cordially invited to attend the 2025 Extraordinary General Meeting of Shareholders (the “2025 Extraordinary General Meeting”) of 707 Cayman Holdings Limited to be held at 5/F, AIA Financial Centre, 712 Prince Edward Road East, San Po Kong , Hong Kong on December 19, 2025, at 10 a.m. Hong Kong Time (December 18, 2025 at 9 p.m. U.S.Eastern Time). The matters to be acted upon at the 2025 Extraordinary General Meeting are set forth and described in the notice of the 2025 Extraordinary General Meeting of shareholders and proxy statement, which are attached hereto. We request that you read all of them carefully.

We hope that you will attend the 2025 Extraordinary General Meeting. Whether or not you expect to attend the 2025 Extraordinary General Meeting in person, we urge you to sign, date and return the enclosed Proxy Card in the enclosed postage prepaid envelope (if mailed in the United States) as promptly as possible in accordance with the instructions printed on it, not less than 48 hours before the time appointed for holding the 2025 Extraordinary General Meeting or adjourned or postponed 2025 Extraordinary General Meeting in accordance with the currently effective memorandum and articles of association. You may, of course, attend the 2025 Extraordinary General Meeting and vote in person even if you have signed and returned your Proxy Card to us.

Sincerely,

/s/ Cheung Lui
Cheung Lui
Executive Director and Chief Executive Officer

707 Cayman Holdings Limited

(incorporated in the Cayman Islands with limited liability) (NASDAQ: JEM)

NOTICE OF THE 2025 EXTRAORDINARY GENERAL MEETING

To be held on December 19, 2025 at 10 a.m. Hong Kong Time(December 18, 2025 at 9 p.m. U.S. Eastern Time)

To the Shareholders of 707 Cayman Holdings Limited:

This notice to shareholders is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of 707 Cayman Holdings Limited (the “Company”) for use at the 2025 Extraordinary General Meeting of the Company (the “2025 Extraordinary General Meeting”) and at all adjournments and postponements thereof. The 2025 Extraordinary General Meeting will be held at 5/F, AIA Financial Centre, 712 Prince Edward Road East, San Po Kong , Hong Kong, on December 19, 2025, at 10 a.m. Hong Kong Time (December 18, 2025 at 9 p.m. U.S. Eastern Time), to consider and vote upon the following proposals:

1.	(A) Adoption of Dual Share Class Structure: To consider and approve, as an ordinary resolution, that (the “Proposal No. 1”):

(A)	a dual share class structure be adopted by the Company, such that:

a.	the Company’s shares will be reclassified into Class A Ordinary Shares (as defined below) and Class B Ordinary Shares (as defined below); and

b.	every holder of shares in the Company shall have one (1) vote for each Class A Ordinary Share of which he is the holder and twenty-five (25) votes for each Class B Ordinary Share of which he is the holder.

2.	(B) Change of Share Capital of the Company: To consider and approve, as an ordinary resolution, that (the “Proposal No. 2”):

(B)	the authorised share capital of the Company be changed (the “Change of Share Capital”) from US$500,000 divided into 500,000,000 shares of a nominal or par value of US$0.001 each to US$500,000 divided into 500,000,000 shares of a par value of US$0.001 each, comprising (i) 400,000,000 class A ordinary shares of a par value of US$0.001 each (the “Class A Ordinary Shares”), and (ii) 100,000,000 class B ordinary shares of a par value of US$0.001 each (the “Class B Ordinary Shares”);

3.	(C) Share Redesignations: To consider and approve, as an ordinary resolution, that (the “Proposal No. 3”):

(C)	the shares of the Company be redesignated in the following manner (the “Share Redesignations”):

a.	the 15,612,000 issued ordinary shares of par value US$0.001 each in the capital of the Company registered in the name of JME International Holdings Limited be redesignated as 7,806,000 Class A Ordinary Shares and 7,806,000 Class B Ordinary Shares, having the rights and subject to the restrictions set out in the New Amended and Restated Memorandum and Articles of Association;

b.	the remaining 10,728,000 issued ordinary shares of par value of US$0.001 each in the capital of the Company registered in the names of various shareholders be redesignated as 10,728,000 Class A Ordinary Shares, having the rights and subject to the restrictions set out in the New Amended and Restated Memorandum and Articles of Association;

c.	the 381,466,000 authorised but unissued ordinary shares of par value of US$0.001 each in the capital of the Company be redesignated as 381,466,000 Class A Ordinary Shares, having the rights and subject to the restrictions set out in the New Amended and Restated Memorandum and Articles of Association; and

d.	the 92,194,000 authorised but unissued ordinary shares of par value of US$0.001 each in the capital of the Company be redesignated as 92,194,000 Class B Ordinary Shares, having the rights and subject to the restrictions set out in the New Amended and Restated Memorandum and Articles of Association.

4.	(D) Adoption of the New Amended and Restated Memorandum and Articles of Association: To consider and approve, as a special resolution, that (the “Proposal No. 4”):

(D)	the Second Amended and Restated Memorandum of Association and Second Amended and Restated Articles of Association of the Company as set forth in Annex A to this notice (the “New Amended and Restated Memorandum and Articles of Association”) be adopted in substitution for and to the exclusion of the Amended and Restated Memorandum of Association and Amended and Restated Articles of Association of the Company currently in effect, to reflect, among others, the dual-class share structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares.

5.	(E) To transact such other business which may properly come before the 2025 Extraordinary General Meeting or any adjournment or postponement thereof, if necessary.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE PROPOSALS ABOVE.

Holders of record of the Company’s ordinary shares at the close of business on December 8, 2025 (the “Record Date”) will be entitled to notice of, and to vote at, the 2025 Extraordinary General Meeting and any adjournment or postponement thereof. Each ordinary share entitles the holder thereof to one vote for every fully paid share of which he is the holder.

Your vote is important, regardless of the number of shares you own. Even if you plan to attend the 2025 Extraordinary General Meeting in person, it is strongly recommended that you complete the enclosed proxy card before the meeting date, to ensure that your shares will be represented at the 2025 Extraordinary General Meeting if you are unable to attend.

A complete list of shareholders of record entitled to vote at the 2025 Extraordinary General Meeting will be available for ten days before the 2025 Extraordinary General Meeting at the principal executive office of the Company for inspection by shareholders during ordinary business hours for any purpose germane to the 2025 Extraordinary General Meeting.

This notice and the enclosed proxy statement are first being mailed to shareholders on or about December 12, 2025.

You are urged to review carefully the information contained in the enclosed proxy statement prior to deciding how to vote your shares.

By Order of the Board of Directors,

/s/ Cheung Lui
Cheung Lui
Executive Director and Chief Executive Officer
December 9, 2025

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED “FOR” ALL OF THE PROPOSALS ABOVE.

Important Notice Regarding the Availability of Proxy Materials

for the Extraordinary General Meeting to be held on December 19, 2025, at 10 a.m. Hong Kong Time (December 18, 2025 at 9 p.m. U.S. Eastern Time)

The Notice of 2025 Extraordinary General Meeting, and notice to shareholders are available at www.sec.gov.

707 Cayman Holdings Limited

Notice to Shareholders

2025 EXTRAORDINARY GENERAL MEETING

to be held on December 19, 2025, at 10 a.m. Hong Kong Time (December 18, 2025 at 9 p.m. U.S. Eastern Time)

5/F, AIA Financial Centre, 712 Prince Edward Road East, San Po Kong , Hong Kong

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS

Why am I receiving this proxy statement?

This proxy statement describes the proposals on which our Board would like you, as a shareholder, to vote at the 2025 Extraordinary General Meeting, which will take place on December 19, 2025, at 10 a.m. Hong Kong Time (December 18, 2025 at 9 p.m., U.S. Eastern Time), at 5/F, AIA Financial Centre, 712 Prince Edward Road East, San Po Kong , Hong Kong.

Shareholders are being asked to consider and vote upon proposals to approve the Proposal No. 1, Proposal No. 2, Proposal No. 3 and Proposal No. 4 and transact other such business as may properly come before the 2025 Extraordinary General Meeting or any adjournment or postponement thereof.

This proxy statement also gives you information on the proposals so that you can make an informed decision. You should read it carefully.

Your vote is important. You are encouraged to submit your proxy card as soon as possible after carefully reviewing this proxy statement.

In this proxy statement, we refer to 707 Cayman Holdings Limited as the “Company”, “we”, “us” or “our.”

Who can vote at the 2025 Extraordinary General Meeting?

Shareholders who are the registered owners of our ordinary shares of par value US$0.001 each (the “Ordinary Shares”) on December 8, 2025 (the “Record Date”) may attend and vote at the 2025 Extraordinary General Meeting. There were 26,340,000 Ordinary Shares outstanding on the Record Date. Each ordinary share entitles the holder thereof to one vote for every fully paid share of which he is the holder.

What is the proxy card?

The card enables you to appoint Cheung Lui, the Chief Executive Officer of the Company, as your proxy to represent you at the 2025 Extraordinary General Meeting. By completing and returning the proxy card, you are authorizing this representative to vote your shares at the 2025 Extraordinary General Meeting in accordance with your instructions on the proxy card. This way, your shares will be voted whether or not you attend the 2025 Extraordinary General Meeting. Even if you plan to attend the 2025 Extraordinary General Meeting, it is strongly recommended to complete and return your proxy card before the 2025 Extraordinary General Meeting date just in case your plans change. If a proposal comes up for vote at the 2025 Extraordinary General Meeting that is not on the proxy card, the proxies will vote your shares, under your proxy, according to their best judgment.

How does the Board recommend that I vote?

Our Board unanimously recommends that shareholders vote “FOR” Proposal No. 1, Proposal No. 2, Proposal No. 3 and Proposal No. 4.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Certain of our Shareholders hold their shares in an account at a brokerage firm, bank or other nominee holder, rather than holding share certificates in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record/Registered Shareholders

If, on the Record Date, your shares were registered directly in your name with our transfer agent, Transhare Corporation, you are a “Shareholder of Record” who may vote at the 2025 Extraordinary General Meeting, and we are sending these proxy materials directly to you. As the Shareholder of Record, you have the right to direct the voting of your shares by returning the enclosed proxy card to us or appointing your proxy via the Internet or to vote in person at the 2025 Extraordinary General Meeting. Whether or not you plan to attend the 2025 Extraordinary General Meeting, please read, complete, sign, date, and return the attached proxy card (or appoint your proxy via the Internet) in accordance with the instructions set out therein to ensure that your vote is counted.

Beneficial Owner

If, on the Record Date, your shares were held in an account at a brokerage firm or at a bank or other nominee holder, you are considered the beneficial owner of shares held “in street name,” and these proxy materials are being forwarded to you by your broker or nominee who is considered the Shareholder of Record for purposes of voting at the 2025 Extraordinary General Meeting. As the beneficial owner, you have the right to direct your broker on how to vote your shares and to attend the 2025 Extraordinary General Meeting. However, since you are not the Shareholder of Record, you may not vote these shares in person at the 2025 Extraordinary General Meeting unless you receive a valid proxy from your brokerage firm, bank or other nominee holder. To obtain a valid proxy, you must make a special request of your brokerage firm, bank or other nominee holder. If you do not make this request, you can still vote by using the voting instruction card enclosed with this proxy statement; however, you will not be able to vote in person at the 2025 Extraordinary General Meeting.

How do I vote?

If you were a Shareholder of Record of the Company’s ordinary shares on the Record Date, you may vote in person at the 2025 Extraordinary General Meeting or by submitting a proxy. Each Ordinary Share that you own in your name entitles you to one vote, in each case, on the applicable proposals.

(1) You may submit your proxy by mail. You may submit your proxy by mail by completing, signing and dating your proxy card and returning it in the enclosed, postage-paid and addressed envelope. If we receive your proxy card prior to the 2025 Extraordinary General Meeting and if you mark your voting instructions on the proxy card, your shares will be voted:

●	as you instruct, and

●	according to the best judgment of the proxies if a proposal comes up for a vote at the 2025 Extraordinary General Meeting that is not on the proxy card.

We encourage you to examine your proxy card closely to make sure you are voting all of your shares in the Company. If you return a signed card, but do not provide voting instructions, your shares will be voted:

●	FOR the Proposal No. 1 ((A) Adoption of Dual Share Class Structure);

●	FOR the Proposal No. 2 ((B) Change of Share Capital of the Company);

●	FOR the Proposal No. 3 ((C) Share Redesignations); and

●	FOR the Proposal No. 4 ((D) Adoption of the New Amended and Restated Memorandum and Articles of Association);

●	according to the best judgment of your proxy if a proposal comes up for a vote at the 2025 Extraordinary General Meeting that is not on the proxy card.

(2) You may submit your proxy by email. You may submit your proxy by completing, signing, and dating your proxy card and returning a scanned copy of your proxy card by emailing to proxy@transhare.com. Your vote by email must be received by 11.59 p.m. U.S. Eastern Time on December 17, 2025).

(3) You may vote in person at the 2025 Extraordinary General Meeting. We will pass out written ballots to any Shareholder of Record who wants to vote at the 2025 Extraordinary General Meeting.

If I plan on attending the 2025 Extraordinary General Meeting, should I return my proxy card?

Yes. Whether or not you plan to attend the 2025 Extraordinary General Meeting, after carefully reading and considering the information contained in this proxy statement, please complete and sign your proxy card. Then return the proxy card in the pre-addressed, postage-paid envelope provided herewith as soon as possible so your shares may be represented at the 2025 Extraordinary General Meeting.

May I change my mind after I return my proxy?

Yes. You may revoke your proxy and change your vote at any time before the polls close at the 2025 Extraordinary General Meeting. You may do this by:

●	sending a written notice to the Secretary of the Company at the Company’s executive offices stating that you would like to revoke your proxy of a particular date;

●	signing another proxy card with a later date and returning it to the Secretary before the polls close at the 2025 Extraordinary General Meeting; or

●	attending the 2025 Extraordinary General Meeting and voting in person.

What does it mean if I receive more than one proxy card?

You may have multiple accounts at the transfer agent and/or with brokerage firms. Please sign and return all proxy cards to ensure that all of your shares are voted.

What happens if I do not indicate how to vote my proxy?

Signed and dated proxies received by the Company without an indication of how the shareholder desires to vote on a proposal will be voted in favor of each proposal presented to the shareholders.

Will my shares be voted if I do not sign and return my proxy card?

If you do not sign and return your proxy card, your shares will not be voted unless you vote in person at the 2025 Extraordinary General Meeting.

How many votes are required to approve the proposals?

The Proposal No. 1 requires the affirmative vote of a simple majority of votes cast by such shareholders as, being entitled so to do, vote in person or, in the case of any shareholder being a corporation, by its duly authorized representative or by proxy at the 2025 Extraordinary General Meeting.

The Proposal No. 2 requires the affirmative vote of a simple majority of votes cast by such shareholders as, being entitled so to do, vote in person or, in the case of any shareholder being a corporation, by its duly authorized representative or by proxy at the 2025 Extraordinary General Meeting.

The Proposal No. 3 requires the approvals of the Proposal No.1 and the Proposal No. 2 and the affirmative vote of a simple majority of votes cast by such shareholders as, being entitled so to do, vote in person or, in the case of any shareholder being a corporation, by its duly authorized representative or by proxy at the 2025 Extraordinary General Meeting.

The Proposal No. 4 requires the approvals of the Proposal No.1, the Proposal No. 2 and the Proposal No. 3 and the affirmative vote of not less than two-thirds of votes cast by such shareholders as, being entitled so to do, vote in person or, in the case of any shareholder being a corporation, by its duly authorized representative or by proxy at the 2025 Extraordinary General Meeting.

Is my vote kept confidential?

Proxies, ballots and voting tabulations identifying Shareholders are kept confidential and will not be disclosed, except as may be necessary to meet legal requirements.

Where do I find the voting results of the 2025 Extraordinary General Meeting?

We will announce voting results at the 2025 Extraordinary General Meeting and also file a Current Report on Form 6-K with the Securities and Exchange Commission (the “SEC”) reporting the voting results.

Who can help answer my questions?

You can contact the investors relation team of the Company at + 852 3471 8000 or by sending a letter to the offices of the Company at 5/F., AIA Financial Centre, 712 Prince Edward Road East, San Po Kong, Kowloon, Hong Kong or email at elvis.cheung@707limited.com with any questions about proposals described in this proxy statement or how to execute your vote.